OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-51147
CUSIP NUMBER 33764G101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FirstBank Financial Services, Inc.
Full Name of Registrant

Former Name if Applicable

120 Keys Ferry Street
Address of Principal Executive Office (Street and Number)

McDonough, Georgia 30253
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 by March 31, 2008 without unreasonable effort and expense.  Due to accounting standards regarding disclosure of subsequent events, there will need to be significant changes made to the call report for December 31, 2007 filed by FirstBank Financial Services, the subsidiary of the Registrant, which will in turn require revisions to the financial statements of the Registrant for the year ended December 31, 2007.  This has delayed the delivery of completed financial statements to the Registrant’s independent accountants.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Beth Lanier Powell Goldstein LLP	(404)	572-4571
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the results of operations and financial condition that will be reflected in the Annual Report on Form 10-K will reflect a net loss of income, an increased provision for loan losses and an increase in nonperforming assets of the Registrant for the year ended December 31, 2007, due to the recognition of subsequent events related to the deterioration in loan quality since December 31, 2007.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Registrant’s intention to file its Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline.  There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether the Registrant can complete its financial statements by the extension deadline; whether the Registrant’s outside auditors will be able to complete their audit and any related procedures required with respect to the Form 10-K; the impact, if any, of the results and findings on the financial statements of the Registrant; the Registrant inability to timely file reports with the Securities and Exchange Commission and any resulting impact on its ability to meet NASDAQ listing requirements; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. Registrant makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

FirstBank Financial Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By	/s/ Lisa J. Maxwell
		Print Name	Lisa J. Maxwell
		Title	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).